March 22, 2021

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric Atallah
Kevin Vaugh
Ada Sarmento
Tim Buchmiller

Re:	Recursion Pharmaceuticals, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted March 3, 2021

CIK No. 0001601830

Ladies and Gentlemen:

On behalf of our client, Recursion Pharmaceuticals, Inc. (“Recursion” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 19, 2021, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised Draft Registration Statement (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement submitted on March 3, 2021), all page references herein correspond to the Registration Statement. The Company appreciates the care the Staff has taken in reviewing its Draft Registration Statement, and has made changes throughout the Registration Statement in accordance with the Staff’s guidance.

Securities and Exchange Commission

March 22, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.

We note your revisions in response to prior comment 1 and reissue. Please revise the first paragraph in this section to state that there is no guarantee that you will achieve similar development timelines with your future product candidates. Please revise the statements on pages 141 and 216 that your strategy is to “rapidly” advance your Notable Products through development and toward regulatory submission and similar disclosure throughout the prospectus to remove any implication that you will be successful in obtaining regulatory approval or commercializing your product candidates in a rapid or accelerated manner as such statements are speculative. Please balance the disclosure on page 131 that you “identify low-viability programs earlier in the research cycle,” “spend less per program” because of your approach, and “advance programs more quickly from program start to the clinic” compared to industry averages to state that the process of clinical development is inherently uncertain and there can be no guarantee that you will achieve similar development timelines with your future product candidates.

In response to the Staff’s comment, the Company has made numerous changes throughout the prospectus. Thus, the Company updated the disclosures on pages 1, 4, 10, 109, 128, 132, 133, 143 and 218 to state that the Company cannot provide any guarantee that it will achieve similar development timelines with its future product candidates. The Company also updated the disclosures on pages 5, 10, 133, 143 and 218 to clarify that, despite the Company’s strategy to “rapidly” advance its Notable Products through development and toward regulatory submission, the Company may not be successful in obtaining regulatory approval or commercializing its product candidates on an accelerated basis, or at all. The Company has further updated the disclosure on page 133 of the Registration Statement to qualify the disclosure that the Company will “identify low-viability programs earlier in the research cycle,” will “spend less per program” because of the Company’s approach, and will “advance programs more quickly from program start to the clinic” compared to industry averages by stating that the Company only believes its Recursion OS will be able to achieve in these areas, but the Company can provide no guarantee that it will achieve similar development timelines with future product candidates.

The Recursion OS, page 5

2.

We note your response to prior comment 3 and reissue in part. Please revise your Prospectus Summary to indicate the material challenges that your inferential search approach presents to moving drug candidates into clinical trials, including any challenges to obtaining IND approval if the mechanism of action is not understood, and ensure that your Prospectus Summary presents balanced disclosure in this regard.

In response to the Staff’s comment, the Company has updated the disclosure on pages 5 and 134 to indicate that the Company’s inferential search approach may present material challenges to moving product candidates into clinical trials, including potential challenges to obtaining IND approval if the mechanism of action is not understood, and emphasizing that the Company may not be successful in obtaining regulatory approval or commercializing its product candidates on an accelerated basis, or at all.

Securities and Exchange Commission

March 22, 2021

Inferential Search Programs, page 9

3.

We note your response to prior comment 6 regarding the table on page 10 depicting 25 additional programs. Please provide us with further analysis as to why these additional programs are sufficiently material to investors for inclusion in the prospectus summary and as to how your current disclosure presents balanced disclosure given that you have not specified the disease genes or compounds being studied, and the currently disclosed therapeutic areas may be overly broad, or revise your disclosure as appropriate.

The Company acknowledges the Staff’s comment and has removed the table referred to on page 9 of the prospectus summary for the Registration Statement to deemphasize the 27 programs that are in the early stages of development and has included additional text to further explain the relevance and importance of these additional programs as a material element of the Company’s value proposition.

Class B common stock to be outstanding immediately after this offering, page 14

4.

We note that the second to last bullet point on page 15 only addresses the shares of Class A common stock that are reserved for issuance under you 2021 Plan. However, your disclosure on page 260 currently indicates that Class A and Class B shares will be reserved for issuance under that plan. If Class B shares will be reserved for issuance under the 2021 Plan, please revise your bullet point as appropriate.

In response to the Staff’s comment, the Company has revised the bullet point on pages 15, 101 and 105 of the Registration Statement to remove the reference to the reservation of Class B shares under the 2021 Plan. Only shares of Class A common stock will be reserved for issuance under the 2021 Plan.

Risks Related to Our Class A Common Stock and This Offering

The dual-class structure of our common stock will have the effect of concentrating voting power, page 83

5.

If appropriate, please revise this risk factor to disclose that future issuances of your Class B common stock as well as mandatory and optional conversions of your Class B common stock may be dilutive to holders of your Class A common stock. Please also disclose the percentage of outstanding shares that Class B shareholders must maintain to continue to control the outcome of matters submitted to shareholders for approval.

Securities and Exchange Commission

March 22, 2021

In response to the Staff’s comment, the Company has revised the risk factor referenced above to disclose that planned future issuances of Class B common stock as well as mandatory and optional conversions of such Class B common stock may be dilutive to holders of our Class A common stock. Following further development of the dual-class structure, only Christopher Gibson, Ph.D., co-founder and Chief Executive Officer of the Company, will hold shares of Class B common stock. Based on 85,629,895 shares of the Company’s Class A common stock (after giving effect to the conversion of all of shares of convertible preferred stock) and 6,311,922 shares of the Company’s Class B common stock (after giving effect to the exchange of shares of Class A common stock for an equivalent number of shares of Class B common stock by Dr. Gibson) outstanding as of December 31, 2020, Dr. Gibson would hold 42.4% of the voting power of the Company, which percentage is expected to decrease as a result of issuances in the offering. As such, he will have significant influence on, but will not control the outcome of, matters submitted to shareholders for approval. Under the terms of the amended and restated certificate of incorporation expected to be effective upon completion of the offering, Dr. Gibson will be able to exchange a maximum of 1,000,000 shares of Class A common stock issuable upon exercise of outstanding options as such options vest, but the additional shares of Class B common stock held following such exchanges would amount to less than 50% of the voting power of the Company prior to the issuance of any shares in the offering.

Use of Proceeds, page 96

6.

We note your revisions in response to prior comment 10. Please revise to disclose how many product candidates you expect to be able to move from hit screening through hit identification, hit identification through identification of development candidates and identification of development candidates through commercialization using the proceeds of this offering. Please remove the reference to “commercialization” if you do not believe that you will be able to fund any product candidates through commercialization using the proceeds and specify what stage of clinical development you expect to reach with the proceeds. For example, will you be advancing your product candidates that have completed Phase 1 clinical trials into Phase 2 trials using the proceeds of this offering and, if so, will you be able to complete those Phase 2 trials with the proceeds or will you be able to complete human proof of concept trials for a certain number of product candidates?

In response to the Staff’s comment, the Company has revised the disclosure related to use of proceeds from the offering on page 97 of the Registration Statement to remove the reference to commercialization, because the Company does not know if there will be any proceeds from the offering remaining to use for commercializing any of its product candidates nor whether any such candidates will reach commercialization, and may decide to partner with third parties to commercialize its product candidates should they reach this stage. In addition, the Company cannot predict with accuracy the number of programs it will be able to progress through each of the categories of expenditures the Company had proposed in the Draft Registration Statement. As a result, the Company has revised the disclosure on page 97 of the Registration Statement to indicate the use of proceeds is expected to be focused on its Notable Programs. The Company has separated its 10 Notable Programs into two categories, clinical and pre-clinical, and plans to indicate in a subsequent amendment to the Registration Statement the amount of proceeds the Company expects to use to advance these programs.

Securities and Exchange Commission

March 22, 2021

Business

Bayer, page 239

7.	We note your revisions in response to prior comment 17. Please revise to clarify whether the royalty term is the same as the term of the license agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 241 of the Registration Statement to clarify that royalty periods under the Bayer Agreement for each license are on a country-by-country basis, and the duration of each such period is tied to the duration of patent or regulatory exclusivity in each country (with a minimum term of 10 years each).

General

8.

We note your response to prior comment 19. Please revise the statement that you are among the leaders in the space to briefly disclose the basis for the statement as described in your response or revise your leadership statement as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Registration Statement to instead state, as evidenced in the cited articles, that the Company has been recognized as one of the most established artificial intelligence drug discovery companies1 and a major player in the nascent field of artificial intelligence-focused drug discovery.2

*****

[1]

See Recursion Pharmaceuticals Raises $239 Million and Partners with Bayer for AI Drug Discovery, Forbes September 2020, available at https://www.forbes.com/sites/leahrosenbaum/2020/09/09/recursion-pharmaceuticals-raises-239-million-and-partners-with-bayer-for-ai-drug-discovery/?
sh=81a516224165

[2]

See Recursion nabs $239M and an up to $1B partnership with Bayer as AI race heats up, Endpoint News, September 9, 2020, available at https://endpts.com/recursion-nabs-239m-and-an-up-to-1b-partnership-with-bayer-as-ai-race-heats-up/

Securities and Exchange Commission

March 22, 2021

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (650) 565-3564 or poettinger@wsgr.com. Thank you for your attention to this matter.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Philip H. Oettinger
Philip H. Oettinger

cc:	Christopher Gibson, Recursion Pharmaceuticals, Inc.

Louisa Daniels, Recursion Pharmaceuticals, Inc.

Jeana S. Kim, Wilson Sonsini Goodrich & Rosati, P.C.

Nathan E. Robinson, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP